Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

July 11, 2011

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                Kathryn McHale

Erin Purnell

Re:                             Brookline Bancorp, Inc.
Registration Statement on Form S-4
Filed June 6, 2011
File No. 333-174731

Ladies and Gentlemen:

This letter is submitted on behalf of Brookline Bancorp, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter of July 1, 2011 (the “Comment Letter”) to Paul R. Bechet, Senior Vice President and Chief Financial Officer of the Company, regarding the Company’s Registration Statement on Form S-4 filed June 6, 2011 (the “Registration Statement”).  The Company is concurrently filing Pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.  For your convenience, we will supplementally provide the Staff via overnight courier with four (4) copies of Amendment No. 1, which has been marked to show the changes to the Registration Statement.  Please note that the Company has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company and Bancorp Rhode Island, Inc. (“BancorpRI”).

Prospectus Cover Page

1.                                      Revise to disclose the maximum number of shares to be issued.

Response 1:                            In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page to include the maximum number of shares to be issued.

BancorpRI’s directors and executive officers have financial interests in the merger . . .page 20

2.                                      Please revise to provide a more detailed description of the financial interests discussed in this paragraph.

Response 2:                                In response to the Staff’s comment, the Company has revised the risk factor captioned “BancorpRI’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of BancorpRI shareholders” on page 26 of Amendment No. 1 to provide a more detailed description of the financial interests referenced.  Similarly, the Company has revised the section of the “Summary” entitled “Interests of BancorpRI Directors and Executive Officers in the Merger” on page 13 of Amendment No. 1 to provide more detail regarding these interests.

Proposal No. 1 — The Merger

General

3.                                      Please confirm that you are not aware of any pending or threatened litigation relating to the merger, or please revise to disclose any such legal proceedings if applicable.

Response 3:                                The Company confirms for the Staff that neither the Company nor BancorpRI is aware of any pending or threatened litigation relating to the merger as of the date of this letter.

Opinion of BancorpRI’s Financial Advisor, page 36

4.                                      We note your disclosure on page 37 that the managements of BancorpRI and Brookline had not prepared long term financial forecasts relating to BancorpRI or Brookline.  Please supplementally provide the staff with the board materials used by each respective Board in its analysis of the merger.

Response 4:                                With respect to BancorpRI, the presentation material prepared by Jefferies & Company, Inc. (“Jefferies”) in connection with its opinion, dated April 19, 2011, to BancorpRI’s board of directors summarized under the caption “Opinion of BancorpRI’s Financial Advisor” is being provided to the Staff under separate cover by counsel for Jefferies on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, counsel for Jefferies has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Jefferies also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

In addition, the materials prepared by the Company’s financial advisor for review by the Company’s board of directors in connection with the merger are being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, the Company has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, the Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

5.                                      Please confirm that you have disclosed the aggregate amount of compensation paid to Jefferies by either company during the past 2 years, whether in connection with this merger or not, as required by Section 1015(b)(4) of Regulation M-A.

Response 5:                                The Company supplementally advises the Staff that neither Brookline nor BancorpRI has paid fees to Jefferies during the two years prior to delivery of Jefferies’ opinion to the BancorpRI board of directors on April 19, 2011 and, accordingly, no disclosure is required under Section 1015(b)(4) of Regulation M-A.

Selected Historical Financial Data for Brookline and BancorpRI, page 102

6.                                      Please move this section from its current location in the registration statement to after the Summary and before Risk Factors.  Please also move the section entitled Comparative Pro Forma Per Share Data from page 116 to just before Risk Factors.  Refer to Item 3 of Form S-4.

Response 6:                                In response to the Staff’s comment, the Company has moved the section entitled “Selected Historical Financial Data for Brookline and BancorpRI” to after the “Summary” and before “Risk Factors”, and also moved the section entitled “Comparative Pro Forma Per Share Data” to just before “Risk Factors”.  As a result, the “Selected Historical Financial Data for Brookline and BancorpRI” section now begins on page 18 of Amendment No. 1, and the “Comparative Pro Forma Per Share Data” section begins on page 22 of Amendment No. 1.

Part II — Information Not Required in Prospectus

Item 22.  Undertakings, page II-2

7.                                      Please include the undertaking required by 512(e) of Regulation S-K.

Response 7:                                The Company respectfully submits that the undertaking set forth in Section 512(e) of Regulation S-K is not required in the Registration Statement as the Company is not specifically incorporating by reference in the prospectus all or any part of an annual report to security holders furnished pursuant to Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended.

Exhibit 8.2

8.                                      You are not permitted to file a short-form opinion unless the prospectus states clearly that the discussion in the tax consequences section of the prospectus is counsels’ opinion.  Please revise your disclosure accordingly or please file a long-form tax opinion.

Response 8:                                In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1 to state that the discussion in the section entitled “Material Federal Income Tax Consequences” of the prospectus is the opinion of the Company’s and BancorpRI’s respective counsel.

*                                         *                                         *

As requested in the Comment Letter, at the time that the Company requests acceleration of the effective date of the Registration Statement, the Company will provide a written statement acknowledging that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-8311 or William P. Mayer at (617) 570-1534.

Very truly yours,

/s/ Lisa R. Haddad

Lisa R. Haddad

cc:                                 Paul R. Bechet, Brookline Bancorp, Inc.

William P. Mayer, Esq., Goodwin Procter LLP

Margaret D. Farrell, Esq., Hinckley, Allen & Snyder LLP